SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                 AMENDMENT NO. 3
                                 to SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                              ALBEMARLE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   012653 10 1
                                 (CUSIP NUMBER)


                             Floyd D. Gottwald, Jr.
                                Bruce C. Gottwald
                             330 South Fourth Street
                            Richmond, Virginia 23219
                           Telephone No. 804-788-5401
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                                Allen C. Goolsby
                                Hunton & Williams
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                September 8, 1997
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

                       Check the following box if a fee is
                        being paid with this statement [ ].



                                Page 1 of 8 Pages

CUSIP NO. 012653 10 1                     13D                 PAGE 2 OF 8 PAGES


- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Floyd D. Gottwald, Jr.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)
                                                                         (b) [X]

- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     PF

- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                     [  ]
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- --------------------------------------------------------------------------------
   NUMBER OF    7  SOLE VOTING POWER
    SHARES         818,841
 BENEFICIALLY
   OWNED BY     ---------------------------------------------------------------
     EACH        8  SHARED VOTING POWER
   REPORTING        5,964,061
  PERSON WITH   ---------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
                    818,841
                ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER
                    5,964,061

- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,782,902
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                                             [X]

      181,377 shares held by foundation; 2,179,563 shares owned by adult sons
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.32%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 012653 10 1                      13D                 PAGE 3 OF 8 PAGES


- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Bruce C. Gottwald
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                        (b)  [X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     PF

- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                      [ ]
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- --------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES          3,478,083
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      8   SHARED VOTING POWER
     EACH            3,739,628
   REPORTING    ----------------------------------------------------------------
  PERSON WITH    9   SOLE DISPOSITIVE POWER
                     3,478,083
                ----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     3,739,628

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,217,711
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]


      181,377 shares held by foundation; 2,297,339 shares owned by adult sons

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.11%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 8 Pages

     * Amendment No. 3 amends and supplements Amendment Nos. 1 & 2 to the statement on Schedule 13D filed on March 10, 1994, by Floyd D. Gottwald, Jr., and Bruce C. Gottwald with respect to shares of Common Stock (the "Common Stock") of Albemarle Corporation (the "Issuer"). The purpose for the filing of this Amendment No. 3 is to report an increase in the percentage of the Common Stock beneficially owned by Floyd D. Gottwald, Jr., and Bruce C. Gottwald and their immediate families due primarily to purchases of the Common Stock by the Issuer on the open market and in privately negotiated transactions and purchases by Floyd D. Gottwald, Jr., on the open market.

Item 1.           Security and Issuer.

     This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.


Item 3.  Source and Amount of Funds or Other Consideration.

     Floyd D. Gottwald, Jr., purchased the following shares of Common Stock at the prices and on the dates noted:

         Date         Number of Shares          Per Share Price
         ----         ----------------          ---------------
       07/31/97             1,600                    $23.6250
       07/31/97             1,900                     23.6875
       08/05/97             3,200                     23.7500
       08/06/97            40,000                     23.5862
       08/08/97            16,200                     23.7500
       08/11/97            33,500                     23.7500
       08/12/97            16,000                     23.7500
       08/13/97            37,700                     23.7412
       08/14/97            89,400                     23.7500
       08/15/97             9,297                     23.7500


               Floyd D. Gottwald, Jr.'s purchases were financed in part through an amendment to a credit agreement, providing for advances up to $15 million in the aggregate (covering the purchase price and interest obligations). Payment of principal is due on April 30, 1998. Interest rates are based on, at the option of the borrower, either the bank's prime credit rate (as adjusted from time to time) or an adjusted LIBOR, with interest payments depending upon the interest payment period selected. The securities of various publicly-held companies were pledged as collateral to secure the loan. For further information regarding the financing, see Exhibits 2 and 3 for a copy of the Term Loan Agreement and the First Amendment to Term Loan Agreement, respectively.


                                Page 4 of 8 Pages

     Floyd D. Gottwald, Jr., has not purchased shares of Common Stock other than the above-listed purchases since the filing of Amendment No. 2 except automatic purchases pursuant to the Issuer dividend reinvestment plan and Issuer benefit plans.

     Since the filing of Amendment No. 2, Bruce C. Gottwald has not purchased additional shares of Common Stock except automatic purchases pursuant to the Issuer's dividend reinvestment plan and Issuer benefit plans.


Item 4.        Purpose of Transaction.

     Floyd D. Gottwald, Jr., and Bruce C. Gottwald will hold for investment all of the shares of Common Stock that they have acquired. They have no present plans to dispose of any shares of Common Stock, but reserve the right to do so in the future.

     The Gottwalds do not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor do they have any plans (i) to sell or transfer a material amount of the Issuer's assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer's business or corporate structure, (v) to make any change in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person,
(vi) to cause a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (viii) any action similar to any of those described in this
Item 4.


Item 5.        Interest in Securities of the Issuer.

     (a) 18,658,892 shares of Common Stock of the Issuer are owned beneficially by Floyd D. Gottwald, Jr., and Bruce C. Gottwald, constituting 33.89% of such shares outstanding.(1)

     (b)  Number of shares as to which such persons have:

          (i)  sole power to vote or to direct the vote - 4,478,301(2)

          (ii) shared power to vote or to direct the vote - 14,180,591(3)

          (iii) sole power to dispose of or to direct the disposition of - 4,478,301(2)


                                Page 5 of 8 Pages

          (iv) shared power to dispose of or to direct the disposition of - 14,180,591(3)

                    (1) The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr., or Bruce C. Gottwald are the beneficial owners of 181,377 shares described in Items 5(b)(i) and
                         (iii) or 14,180,591 shares described in Items 5(b)(ii) and (iv).

                    (2) This amount includes 181,377 shares owned by a charitable foundation for which the Gottwalds serve as the sole directors, Floyd D. Gottwald, Jr., and Bruce
                         C. Gottwald disclaim any beneficial interest in any shares held in the foundation.

                    (3) Includes 2,179,563 shares owned by the adult sons of Floyd D. Gottwald, Jr., and 2,297,339 shares owned by the adult sons of Bruce C. Gottwald who do not reside in their father's home. It does not include shares owned of record by NationsBank of Virginia, N.A., Richmond, Virginia, as Trustee under the savings plans of Ethyl Corporation and Albemarle Corporation for their employees that are held for the benefit of employees other than the Gottwalds. Shares held by the Trustee under these plans for the benefit of the Gottwalds are included in Items (5)(b)(i)-(iv) above. Shares held under the savings plans are voted by the Trustee in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management's recommendations to the stockholders. Because the Gottwalds are executive officers, directors and the largest stockholders of Ethyl Corporation and of Albemarle Corporation, they may be deemed to be control persons of Ethyl Corporation and of Albemarle Corporation and to have the capacity to control any such recommendation of management.

          (c) From July 31, 1997, to August 15, 1997, Floyd D. Gottwald, Jr., purchased 248,797 shares of Common Stock as described in Item 3. Various members of the Gottwald families have acquired additional minor amounts of Common Stock pursuant to the employee savings plans of Ethyl Corporation and the Company. There have been no other transactions in the past 60 days.

          (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 14,180,591 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this
               Schedule is filed.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Floyd D. Gottwald, Jr., and Bruce C. Gottwald are brothers. This form is being filed on behalf of Floyd D. Gottwald, Jr., and Bruce C. Gottwald because they could be

                                Page 6 of 8 Pages
deemed to be a group for purposes of Rule 13d-1(c) and this form even though there is no agreement among them with respect to the purchase, sale or retention of Common Stock.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between either of the Gottwalds and any other person with respect to securities of the Issuer.


Item 7.        Material to be Filed as Exhibits.

          1. Agreement between Floyd D. Gottwald, Jr., and Bruce C. Gottwald with respect to the filing of this Amendment No. 3 to Schedule 13D.

          2. Term Loan Agreement between Floyd D. Gottwald, Jr., and Bank, dated May 2, 1994.

          3. First Amendment to Term Loan Agreement between Floyd D. Gottwald, Jr., and Bank, dated July 9, 1997.




                                Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: September 8, 1997               /s/ Floyd D. Gottwald, Jr.
                                          -------------------------------
                                          Floyd D. Gottwald, Jr.


                                      /s/ Bruce C. Gottwald
                                          -------------------------------
                                          Bruce C. Gottwald

                                Page 8 of 8 Pages

                                  EXHIBIT INDEX


Exhibit 1 Agreement between Floyd D. Gottwald, Jr., and Bruce C. Gottwald with respect to the filing of this Amendment No. 3 to Schedule 13D.

Exhibit 2 Term Loan Agreement between Floyd D. Gottwald, Jr., and Bank, dated May 2, 1994.

Exhibit 3 First Amendment to Term Loan Agreement between Floyd D. Gottwald, Jr., and Bank, dated July 9, 1997.